UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 1-12434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

The following exhibits are being filed herewith:

Exhibit No.	Description

23	Consents of Independent Registered Public Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Participants of
M/I Homes, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Clark, Schaefer, Hackett & Co.
Columbus, Ohio
June 16, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
M/I Homes, Inc. 401(k) Profit Sharing Plan
Columbus, Ohio

We have audited the accompanying statement of net assets available for benefits of M/I Homes, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ GBQ Partners LLC

GBQ Partners LLC
Columbus, Ohio
June 7, 2016

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 and 2015

	2016	2015
ASSETS:

Investments, at fair value:
Mutual funds:
Vanguard Wellington Fund	$11,053,758	$8,369,728
Dodge & Cox Stock Fund	7,422,517	6,352,117
JPMorgan Equity Index Fund	6,034,306	5,104,647
JPMorgan Mid Cap Growth Fund	6,032,630	5,480,577
Dreyfus Intermediate Term Income Fund	4,441,846	4,033,862
Harbor Capital Appreciation Fund	4,057,871	3,860,225
Dodge & Cox International Stock Fund	3,947,104	3,276,445
JPMorgan Mid Cap Value Fund	3,791,024	3,364,303
Vanguard Small Cap Growth Index Fund	2,001,090	1,683,328
Vanguard Small Cap Value Index Fund	1,904,150	1,314,123
American Funds EuroPacific Growth Fund	1,746,133	1,537,499
Total mutual funds	52,432,429	44,376,854

M/I Homes Company Stock Fund	770,908	765,091
EB Magic Fund	8,226,003	7,527,852

Total investments	61,429,340	52,669,797

Receivables:
Contribution receivable from Plan Sponsor	1,350,000	1,100,000
Notes receivable from participants	1,028,448	969,665
Total receivables	2,378,448	2,069,665

TOTAL ASSETS	63,807,788	54,739,462

TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$63,807,788	$54,739,462

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS:

Investment income:
Dividends	$2,378,999
Net appreciation in fair value of investments	2,401,063

Interest income on notes receivable from participants	27,548

Contributions:
From participants	5,405,140
From Plan Sponsor	1,350,000
From participant rollovers	1,291,539

Total additions	12,854,289

DEDUCTIONS:

Benefits paid to participants	(3,785,963)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	9,068,326

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	54,739,462

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$63,807,788

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 and 2015

1. PLAN DESCRIPTION

The following description of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General-The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of M/I Homes, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All employees employed on October 1, 1988, the Plan’s inception date, were eligible to participate in the Plan. Full time employees are eligible for entry into the Plan with respect to employee contributions on the first day of the first pay period immediately following their completion of ninety days of service, and part time employees are eligible for entry into the Plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours. Employees are eligible to receive Company contributions beginning the first quarter after completion of one year of service with 1,000 hours. Employees may be credited with his or her service with a previous employer (“Predecessor Employer”) where such service occurred prior to the date that the Predecessor Employer became an affiliate of the Plan Sponsor, or some or all of the assets of the Predecessor Employer were acquired by the Plan Sponsor or an affiliate. A special employer contribution can be made for one or more Predecessor Employer participants during the initial year of participation in the Plan, at the discretion of the Plan Sponsor. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information. The Board of Directors of the Company controls and manages the operation and administration of the Plan. Reliance Trust Company serves as the trustee of the Plan.

Contributions-Funding is provided by the Plan Sponsor and participant contributions. The amount of the Plan Sponsor’s contribution is discretionary and is determined by the Company’s Board of Directors. The Plan Sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2016, these voluntary pre-tax contributions could not exceed $18,000 per participant ($24,000 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant’s account in 2016 could not exceed the lesser of $53,000 or 100% ($59,000 including catch-up contributions) of the participant’s compensation for the year as provided in Internal Revenue Code Section 415(c). Plan participants may also contribute amounts rolled over from qualified defined benefit or defined contribution plans.

Participant Accounts-Individual account balances are maintained for each participant. Each participant’s contributions, along with their share of the Plan Sponsor’s contribution, are currently invested in the Plan’s investment options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 10% of their fund allocation in the M/I Homes Company Stock Fund. Participant account balances are adjusted daily for income, realized and unrealized gains and losses and Company and participant contributions. Company contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested according to the participant’s current investment elections. The Plan currently offers 11 mutual funds, a common collective trust fund, and the M/I Homes Company Stock Fund as investment options for participants. If a participant has not made an investment election, their contributions will automatically be invested in the Vanguard Wellington Fund, also referred to as the default fund.

Vesting-Contributions made by both the Plan Sponsor and Plan participants are 100% vested immediately.

Payment of Benefits-A Plan participant becomes eligible to receive benefits when the participant retires; becomes totally and permanently disabled; experiences financial hardship, as defined by Title 26 CFR 1.401(k)-1(d)(2) of the Federal Code of Regulations; dies; or terminates employment. Benefit payments are paid in lump sum amounts.

Notes Receivable From Participants-Participants may borrow Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum for all participant loans equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance reduced by the then outstanding balance of any other loans that a participant received from the Plan. The loan amounts are collateralized by a percentage of the participant’s balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events-In accordance with accounting standards affecting disclosures of subsequent events, the Plan Sponsor evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. The Plan Sponsor concluded that no material subsequent event has occurred since December 31, 2016 that requires recognition or disclosure in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.

Use of Estimates-The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan allows participants to invest in various mutual funds, a common collective trust fund, and the M/I Homes Company Stock Fund. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition-The Plan’s investments are stated at fair value, including the common collective trust fund, which holds indirect investments in fully benefit-responsive investment contracts. For additional disclosure regarding fair value of investments, please see Note 3.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses-Administrative costs of the Plan are paid by the Plan Sponsor.
Payment of Benefits-Benefits are recorded when paid. There were no benefits payable at December 31, 2016 and 2015.

Note Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
3. FAIR VALUE MEASUREMENTS

There are three measurement input levels for determining fair value: Level 1, Level 2, and Level 3. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Mutual Funds

These investments are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

EB Magic Fund

The EB Magic Fund is a common collective trust fund valued using the NAV, as provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund (including guaranteed investment contracts issued by insurance companies, synthetic wrap contracts, and cash and cash equivalents), less its liabilities, and then divided by the number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Trusts participating in the fund are subject to restriction on withdrawals from the fund. Withdrawals needed for benefit payments and loan advances of participating employee benefit plans are generally permitted daily. Withdrawals for other purposes require twelve-month advance notice to the fund. There were no unfunded commitments as of December 31, 2016 and 2015.

M/I Homes Company Stock Fund

The M/I Homes Company Stock Fund is valued at the closing price reported on the active market on which it is traded and is classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

	As of December 31, 2016
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
M/I Homes Company Stock Fund	$770,908	$770,908	$—	$—
Mutual funds	52,432,429	52,432,429	—	—
Total assets, at fair value	$53,203,337	$53,203,337	$—	$—

EB Magic Fund *	8,226,003
Total assets	$61,429,340	$53,203,337	$—	$—

	As of December 31, 2015
		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
M/I Homes Company Stock Fund	$765,091	$765,091	$—	$—
Mutual funds	44,376,854	44,376,854	—	—
Total assets, at fair value	$45,141,945	$45,141,945	$—	$—

EB Magic Fund *	7,527,852
Total assets	$52,669,797	$45,141,945	$—	$—

*
The EB Magic Fund is measured at fair value in the table above using the NAV per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy table to the amounts presented in the Statement of Net Assets Available for Benefits.

4. NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2016, the Plan’s investments, including investments bought, sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$2,226,363
M/I Homes Company Stock Fund	111,624
EB Magic Fund	63,076

Net appreciation in fair value of investments	$2,401,063

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2016 and 2015, the Plan held approximately 31,000 and 35,000 shares, respectively, of M/I Homes Company Stock Fund, a fund that invests solely in the common shares of M/I Homes, Inc. During the year ended December 31, 2016, the Plan did not record any dividend income relating to the M/I Homes Company Stock Fund.

6. PLAN TERMINATION

Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

7. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated September 27, 2013, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan Sponsor to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements, as of December 31, 2016 and 2015. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table presents a reconciliation of net assets available for benefits between the accompanying financial statements and the Form 5500:

	As of December 31,
	2016	2015
Net assets available for benefits per the financial statements	$63,807,788	$54,739,462
Deemed distributions of notes receivable from participants	(64,727)	—

Net assets available for benefits per the Form 5500	$63,743,061	$54,739,462

The following table presents a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

	Year ended December 31,
	2016	2015
Net increase in net assets available for benefits per the financial statements	$9,068,326	$2,670,685
Deemed distributions of notes receivable from participants	(64,727)	—
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts held by common collective trust fund	—	96,969

Net income per the Form 5500	$9,003,599	$2,767,654

The Plan’s common collective trust fund is measured at fair value using the NAV per share (or its equivalent) practical expedient for both the financial statements and the Form 5500 as of December 31, 2016 and 2015.

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
PN: 001; EIN: 31-1210837

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2016

	Number of Shares/Units/Cost	Current Value
Mutual funds:
Vanguard Wellington Fund	163,881	$11,053,758
Dodge & Cox Stock Fund	40,274	7,422,517
JPMorgan Equity Index Fund	174,604	6,034,306
JPMorgan Mid Cap Growth Fund	219,448	6,032,630
Dreyfus Intermediate Term Income Fund	335,234	4,441,846
Harbor Capital Appreciation Fund	71,631	4,057,871
Dodge & Cox International Stock Fund	103,599	3,947,104
JPMorgan Mid Cap Value Fund	105,306	3,791,024
Vanguard Small Cap Growth Index Fund	42,767	2,001,090
Vanguard Small Cap Value Index Fund	36,639	1,904,150
American Funds EuroPacific Growth Fund	38,768	1,746,133
Total mutual funds		$52,432,429

M/I Homes Company Stock Fund *	30,616	770,908
EB Magic Fund	349,903	8,226,003
Notes receivable from participants
(maturing 2017 - 2031 at an interest rate of 4.25% to 4.50%) *	$—	1,028,448

TOTAL		$62,457,788

*	Denotes a party-in-interest of the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

Date: June 16, 2017                    By: /s/ Phillip G. Creek
Phillip G. Creek, Plan Administrator

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2016

EXHIBIT INDEX

Exhibit No.	Description

23	Consents of Independent Registered Public Accounting Firms